SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: January 29, 2014

List of materials

Documents attached hereto:

i) Press Release announcing Renesas Electronics and Sony Sign Definitive Agreement to Transfer Semiconductor Manufacturing Facility and Equipment, etc.

Renesas Electronics and Sony Sign Definitive Agreement
to Transfer Semiconductor Manufacturing Facility and Equipment, etc.

TOKYO, Japan, January 29, 2014—Renesas Electronics Corporation (“Renesas Electronics”, TSE: 6723) and Sony Corporation (“Sony”, TSE: 6758) today announced that they have signed a definitive agreement to transfer a semiconductor manufacturing facility and related equipment (the “Asset Transfer") at the Tsuruoka Factory (12-inch front-end wafer fabrication line of the semiconductor production facility) of Renesas Yamagata Semiconductor Co., Ltd. (“Renesas Yamagata Semiconductor”), a wholly-owned subsidiary of Renesas Electronics, to Sony Semiconductor Corporation (“SCK”), a wholly-owned subsidiary of Sony.

1.	Background of the Asset Transfer
As announced on August 2, 2013, in the news release “Renesas Electronics Shows
Direction of Renesas Group,” Renesas Electronics has been promoting the realignment of Renesas Group’s manufacturing sites in Japan in an effort to strengthen its financial base. As part of this process, Renesas Electronics is working to maintain and strengthen its high-quality technology in the areas where its strengths lie, such as flash MCUs (microcontrollers) and low-power operation technologies, while concentrating and consolidating its front-end facilities based on production efficiency and cost-to-performance ratio.

As announced on April 12, 2012, in the news release “Sony Transformation to Revitalize Electronics Business, Generate Growth and Drive New Value Creation,” Sony is positioning the imaging business as one of its core electronics businesses. As part of this strategy, Sony has been exploring opportunities to increase its production capacity for image sensors, a key component used in mobile products such as smartphones and tablets, for which increasing demand is anticipated.

Based on the background above, Renesas Electronics and Sony signed the Asset Transfer Agreement today, under which a semiconductor manufacturing facility and related equipment are expected to be transferred to SCK on March 31, 2014. This Asset Transfer is subject to the receipt of necessary regulatory approvals.

After the Asset Transfer, the system LSIs and others produced at the Tsuruoka Factory will be produced there for Renesas Electronics by SCK on a contract basis for a certain period of time as agreed by Renesas Electronics and Sony. After expiration of that period, Renesas Electronics will shift the production of the system LSIs to its Naka Factory or discontinue production, as Renesas Electronics previously announced to its customers.

2.	Overview of the Assets to be Transferred
Assets to be transferred and their location
The semiconductor manufacturing equipment as well as incidental assets, such as land, buildings, etc., at the Renesas Yamagata Semiconductor’s Tsuruoka Factory (12-inch front-end wafer fabrication line of the semiconductor production facility), as agreed by Renesas Electronics and Sony
1-11-73, Takarada, Tsuruoka City, Yamagata Prefecture, Japan

Book value	Estimated amount of book value as of the date of the Asset Transfer is being evaluated
Transfer price	7.51 billion yen
Current status	Renesas Yamagata Semiconductor’s Tsuruoka Factory (12 inch front-end wafer fabrication line of the semiconductor production facility)

3. Overview of Renesas Electronics and Sony
(1)Company Name	Renesas Electronics Corporation
(2)Location	1753 Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa Prefecture , Japan
(3)Representative	Hisao Sakuta, Representative Director, Chairman and CEO
(4)Operations	Research, development, design, manufacture, sale and servicing of semiconductor products
(5)Capital	228.2 billion yen
(6)Established	November 1, 2002 (Started operations on April 1, 2010)
(7)Net Assets	221.8 billion yen (As of September 30, 2013)
(8)Total Assets	796.2 billion yen (As of September 30, 2013)
(9)Major Stockholders and Ownership Ratios (As of September 30, 2013)
Innovation Network Corporation of Japan: 69.15%
Japan Trustee Services Bank, Ltd. (Re-trust of Sumitomo Mitsui Trust Bank, Limited / NEC Corporation pension and severance payments Trust Account): 8.11%
Hitachi, Ltd.: 7.66%
Mitsubishi Electric Corporation: 6.26%

(10) Relationship with Sony	Capital Ties
There is no capital relationship between Renesas
Electronics and Sony required to be referred to herein.
There is no capital relationship between Renesas Electronics’
affiliates and affiliate companies and Sony’s
affiliates and affiliate companies required to be referred to herein

Personal Ties
There is no personal relationship between Renesas
Electronics and Sony required to be referred to herein.
There is no personal relationship between Renesas
Electronics’ affiliates and affiliate companies and Sony’s
affiliates and affiliate companies required to be referred to herein

	Business Relationship	Renesas Electronics supplies some semiconductor products to Sony
	Status as a Related Party	Not applicable

(1)Company Name	Sony Corporation
(2)Location	1-7-1 Konan, Minato-ku, Tokyo, Japan
(3)Representative	Kazuo Hirai Representative Corporate Executive Officer, President and CEO
(4)Operations	Manufacture and sale of electronics products and equipment
(5) Capital	JPY 630,923 million (as of March 31, 2013)
(6) Established	May 7, 1946
(7) Net Assets	JPY 2,681,178 million (consolidated) (as of March 31, 2013) (Note)
(8) Total Assets	JPY 14,206,292 million (consolidated) (as of March 31, 2013)
(9) Major Stockholders and Ownership Ratios (As of March 31, 2013)
1.  Moxley and Co. LLC
     5.64%

2.  Japan Trustee Services Bank, Ltd. (Trust Account)
     5.17%

3.  The Master Trust Bank of Japan, Ltd. (Trust Account)
     4.69%

4.  Goldman, Sachs & Co. Reg
     2.30%

5.  SSBT OD05 Omnibus Account – Treaty Clients
     2.25%

(10) Relationship with Renesas Electronics	Capital Ties
There is no capital relationship between Renesas
Electronics and Sony required to be referred to herein.
There is no capital relationship between Renesas Electronics’
affiliates and affiliate companies and Sony’s
affiliates and affiliate companies required to be referred to herein

Personal Ties
There is no personal relationship between Renesas
Electronics and Sony required to be referred to herein.
There is no personal relationship between Renesas
Electronics’ affiliates and affiliate companies and Sony’s
affiliates and affiliate companies required to be referred to herein

	Business Relationship	Renesas Electronics supplies some semiconductor products to Sony
	Status as a Related Party	Not applicable.
(Note) Because Sony prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States, “total equity” is stated in place of “net assets”.

3.	Timeline of the Asset Transfer
        (1) Date of Asset Transfer Agreement:   January 29, 2014
        (2) Date of the Asset Transfer (planned):       March 31, 2014
        * This transfer is subject to the receipt of necessary regulatory approvals

4.	Financial Outlook
(Renesas)
As a result of the Asset Transfer, Renesas Electronics expects to record the difference between the expected transfer price and the book value of the assets at the time of the transfer as an extraordinary loss in the third quarter of the fiscal year ending March 31, 2014. However, the amount of book value is currently being evaluated and will be disclosed once such amount is confirmed.

Renesas Electronics intends to disclose the consolidated forecasts for the third quarter of the fiscal year ending March 31, 2014 where the impact from the Asset Transfer will be included once such impact is confirmed.

(Sony)
No material impact is anticipated on Sony's consolidated financial results for the fiscal year ending March 31, 2014 as a result of the Asset Transfer.

Sony is currently evaluating its forecast of the consolidated financial results for the fiscal year ending March 31, 2014 to take into account the Asset Transfer and other factors that might affect such forecast.

In connection with the Asset Transfer, Sony today announced “Sony Establishes Yamagata Technology Center to Increase Production Capacity for CMOS Image Sensors”.
Information can be found at www.sony.net/SonyInfo/News/Press/201401/14-016E/